Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Silver Standard Resources Inc. #1180 – 999 West Hastings Street Vancouver, B.C. V6C 2W2

Item 2	Date of Material Change
September 8, 2004.

Item 3	News Release
The news release was disseminated on September 8, 2004 by CCN Matthews using several broad distribution networks in North America.

Item 4	Summary of Material Change
Silver Standard Resources Inc. is pleased to report continuing success in drilling at its wholly-owned La Pitarrilla silver project located in the State of Durango, Mexico. The company has now completed 15,152 meters of reverse circulation drilling in 133 holes as it conducts infill and extension drilling of three known silver zones located on the sizeable and largely unexplored property.

Item 5	Full Description of Material Change
See attached news release 04-11.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7	Omitted Information
No omitted information.

Item 8	Executive Officer
Joseph J. Ovsenek, Senior Vice President. (604) 689-3846.

Item 9	Date of Report
September 8, 2004.

September 8, 2004	Trading Symbols:
News Release 04-11	Nasdaq SmallCap: SSRI
TSX Venture: SSO
Berlin: 848840

LA PITARRILLA DRILLING EXPANDS CORDON COLORADO AND PEÑA DYKE
ZONES, COMMENCES AT JAVELINA CREEK

Vancouver, B.C. — Silver Standard Resources Inc. is pleased to report continuing success in drilling at its wholly-owned La Pitarrilla silver project located in the State of Durango, Mexico. The company has now completed 15,152 meters of reverse circulation drilling in 133 holes as it conducts infill and extension drilling of three known silver zones located on the sizeable and largely unexplored property.

Most of the work completed to date has been focused on the Cordon Colorado and Peña Dyke zones. Silver mineralization is localized in a rhyolite horizon in the Cordon Colorado and Peña Dyke zones as part of a large volcanic complex measuring 2.5 kilometers by 4.0 kilometers (1.5 miles by 2.5 miles). Silver mineralization at these two zones is flat-lying, at surface, up to 100 meters in true thickness and considered amenable to open pit, bulk mining.

Based on results received from 81 holes, Silver Standard had reported in April indicated silver resources of 41.1 million ounces and inferred silver resources of 13.1 million ounces. (See Silver Standard’s news release dated April 21, 2004 on the company’s web site: www.silverstandard.com). Since then, drilling has been focused on expanding resources at the two zones, with an updated resource planned on completion of the current phase of drilling.

Highlights of work completed since the company’s last update in June include:

o      The dimensions for the Cordon Colorado zone are approximately 400 meters by 400 meters and for the Peña Dyke zone are approximately 200 meters by 175 meters. Cordon Colorado is open to the south and Peña Dyke to the northeast.

o       At Cordon Colorado, vertical hole BP-86 intersected 7.9 ounces of silver per ton over 146.7 feet (271.5 grams of silver per tonne over 44.7 meters). BP-87 intersected 5.5 ounces of silver per ton over 186.7 feet (187 grams of silver per tonne over 56.9 meters), including 10.1 ounces of silver per ton over 63.3 feet (347.0 grams of silver per tonne over 19.3 meters). Both holes are located on the southern margin of the presently delineated zone.

o       At Peña Dyke, BP-76 intersected 7.9 ounces of silver per ton over 160.2 feet (269.6 grams of silver per tonne over 48.8 meters), including 24.2 ounces of silver per ton over 30.2 feet (829.4 grams of silver per tonne over 9.2 meters).

o       Also at Peña Dyke, BP-131 intersected 7.3 ounces of silver per ton over 68.9 feet (249.2 grams of silver per tonne over 21.0 meters) on the perimeter of current drilling, indicating the zone is open to the northeast. For further details on the recent drilling, refer to the attached table.

o       Drilling is now underway at the Javelina Creek zone located two kilometers east of the Peña Dyke zone. While results are pending, the target geology is another rhyolite bed that appears similar to Cordon Colorado.

In addition to drilling at La Pitarrilla, drilling is continuing at the company’s 50%-owned Manantial Espejo property in southern Argentina and the Maverick Springs project in Nevada, with programs to commence later this fall at Shafter in Texas and Berenguela in Peru.

Silver Standard Resources Inc. is a well-financed silver resource company with updates of scoping, prefeasibility and feasibility studies for other core projects underway based on higher silver, gold and base metal prices. In addition, the company recently purchased over 1.95 million fine troy ounces of silver for investment purposes. The company continues to seek resource base growth through acquisitions and exploration of its own projects.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail:invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.

La Pitarrilla Drill Results - August 2004*

Hole No.	Coordinates		From	To	Length	Silver Grade	Length	Silver Grade
	North	East	in meters	in meters	in meters	in g/tonne	in feet	in oz/ton
Cordon Colorado Zone
BP-54	810737	503092	1.0	54.9	53.9	132.1	176.9	3.9
BP-77	810854	503217	0.0	86.4	86.4	87.9	283.6	2.6
BP-78	810811	503154	0.0	64.0	64.0	126.8	210.0	3.7
BP-79	810884	503286	0.0	33.5	33.5	51.8	109.9	1.5
			55.9	72.1	16.2	43.2	53.2	1.3
BP-80	810726	503229	15.2	61.0	45.8	154.0	150.3	4.5
BP-81	810659	503200	13.2	68.1	54.9	100.3	180.2	2.9
			80.3	84.3	4.0	76.5	13.1	2.2
BP-83	810712	503387	25.4	32.5	7.1	64.4	23.3	1.9
			50.8	56.9	6.1	52.0	20.0	1.5
BP-84	810655	503509	15.2	24.4	9.2	54.1	30.2	1.6
BP-85	810606	503265	7.1	14.2	7.1	83.7	23.3	2.4
			23.4	61.0	37.6	58.3	123.4	1.7
BP-86	810580	503292	7.1	51.8	44.7	271.5	146.7	7.9
BP-87	810596	503338	3.0	59.9	56.9	187.5	186.7	5.5
		incl.	9.1	28.4	19.3	347.0	63.3	10.1
BP-90	810604	503413	14.2	65.0	50.8	124.4	166.7	3.6
		incl.	14.2	42.7	28.5	182.7	93.5	5.3
BP-91	810668	503000	2.0	12.2	10.2	61.1	33.5	1.8
			91.4	101.6	10.2	61.4	33.5	1.8
BP-92	810606	502996	6.1	11.2	5.1	54.5	16.7	1.6
			30.5	32.5	2.0	47.4	6.6	1.4
BP-96	810283	503048	69.1	76.2	7.1	47.4	23.3	1.4
BP-98	810728	503220	9.1	77.2	68.1	101.4	223.5	3.0
BP-112	810614	503517	0.0	17.3	17.3	67.7	56.8	2.0
Peña Dyke Zone
BP-55	811355	503318	62.0	100.6	38.6	172.5	126.7	5.0
BP-56	811354	503324	55.9	96.5	40.6	321.2	133.2	9.4
BP-57	811337	503382	48.8	106.7	57.9	300.3	190.0	8.8
		incl.	86.4	106.7	20.3	559.2	66.6	16.3
BP-58	811351	503500	0.0	40.6	40.6	40.2	133.2	1.2
			107.7	127.0	19.3	40.9	63.3	1.2
BP-59	811350	503494	23.4	42.7	19.3	43.5	63.3	1.3
BP-60	811339	503494	0.0	26.4	26.4	35.1	86.6	1.0
			65.0	104.7	39.7	39.0	130.3	1.1
BP-61	811348	503489	0.0	5.1	5.1	56.5	16.7	1.6
			69.1	93.5	24.4	56.1	80.1	1.6
BP-62	811362	503538	0.0	11.2	11.2	34.4	36.8	1.0
BP-65	811518	503280	0.0	29.5	29.5	35.1	96.8	1.0
			29.5	61.0	31.5	91.4	103.4	2.7
BP-67	811448	503301	12.2	73.2	61.0	56.7	200.2	1.7
BP-68	811430	503354	0.0	43.7	43.7	81.2	143.4	2.4
BP-68	811430	503354	43.7	76.2	32.5	143.2	106.7	4.2
BP-69	811430	503344	1.0	26.4	25.4	159.8	83.4	4.7
			43.7	59.9	16.2	46.9	53.2	1.4
BP-70	811533	503304	12.2	28.4	16.2	65.9	53.2	1.9
			28.4	53.8	25.4	99.1	83.4	2.9
			53.8	77.2	23.4	116.0	20.0	3.4
BP-71	811494	503359	18.3	76.2	57.9	103.0	190.0	3.0
BP-72	811487	503362	1.0	65.0	64.0	59.6	190.0	1.7
			65.0	75.2	10.2	583.5	33.5	17.0
BP-74	811435	503423	1.0	48.0	47.0	46.8	154.3	1.4
BP-75	811501	503309	3.0	63.0	60.0	64.5	196.9	1.9
		incl.	51.8	63.0	11.2	123.0	36.8	3.6
BP-76	811467	503358	0.0	45.7	45.7	78.4	150.0	2.3
			50.8	98.6	48.8	269.6	160.2	7.9
		incl.	72.1	81.3	9.2	829.4	30.2	24.2
BP-114	811503	503425	0.0	26.0	26.0	139.5	85.3	4.1
BP-115	811508	503423	0.0	14.0	14.0	175.3	45.9	5.1
BP-117	811483	503435	3.0	13.0	10.0	57.0	32.8	1.7
BP-118	811481	503435	0.0	9.0	9.0	64.9	29.5	1.9
BP-120	811586	503356	0.0	8.0	8.0	74.8	26.3	2.2
BP-121	811588	503357	0.0	1.0	1.0	85.1	3.3	2.5
BP-122	811602	503337	0.0	15.2	15.2	48.8	49.9	1.4
BP-123	811603	503341	7.0	15.0	8.0	83.9	26.3	2.4
BP-131	811564	503442	51.0	72.0	21.0	249.2	68.9	7.3
			51.0	64.0	13.0	330.6	42.7	9.6
			59.0	64.0	5.0	755.2	16.4	22.0
BP-133	811532	503261	50.8	65.0	14.2	84.6	46.6	2.5
BP-134	811528	503265	36.6	49.8	13.2	45.0	43.3	1.3
BP-135	811530	503263	69.1	76.2	7.1	54.5	23.3	1.6

* Holes not reported contained no significant silver mineralizion.

Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the La Pitarrilla exploration program and has verified the data in the table above. All assays were submitted for preparation and analysis by ALS Chemex at its facilities in Hermosillo, Mexico (preparation) and Vancouver, B.C. (analysis). All samples analyzed using four acid digestion with ICP finish. Samples over 100 grams were reanalyzed using four acid digestion with an ore grade AA finish. One in 20 samples were duplicate assayed at BSI Inspectorate in Sparks, Nevada and selected high-grade samples were analyzed a second time for accuracy.